SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   ----------


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                              For November 26, 2002

                                 ING GROEP N.V.
                               Amstelveenseweg 500
                                1081-KL Amsterdam
                                 The Netherlands

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.



         Form 20-F       X                  Form 40-F
                    ------------                       -----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.



         Yes                                No          X
                 ----------                        ------------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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


This Report contains a copy of the following:

(1)      The Press Release issued on November 26, 2002

[ING GROUP LOGO]


PRESS RELEASE



                                                    Amsterdam, 26 November 2002


ING GROUP COMPLETES SALE OF 36 MILLION OWN SHARES*

ING Group has successfully completed the sale of 36 million (depositary receipts for) ING Group ordinary shares which are currently held by ING as treasury stock.

As announced in a press release this morning, the sale follows a policy change with regard to the hedge of future obligations arising from the ING Group employee stock options plan. The 100% hedge policy has been replaced by a delta hedge policy. As a result ING has now brought down the number of own shares in portfolio.

The 36 million shares have been sold at a price of EUR 18.14 per share in cash, generating proceeds of approximately EUR 650 million. The transaction strengthens ING Group's solvency, as the entire proceeds will be added to shareholders' equity.

The sale of the shares was co-ordinated by ING Investment Banking and Schroder Salomon Smith Barney.

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Press enquiries:

Joyce Hulst, ING Group Corporate Communications, tel. +31 20 541 5469




NOTE TO EDITORS
THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES, AND THE SECURITIES MAY NOT BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. THERE WILL NOT BE A PUBLIC OFFERING OF THE SECURITIES IN THE UNITED STATES.





* NOT FOR DISTRIBUTION IN THE UNITED STATES

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   ING Groep N.V.
                                   (Registrant)



                                   By: /s/ C.F. Drabbe
                                       ---------------------------------------
                                       C. F. Drabbe
                                       Assistant General Counsel


                                   By: /s/ H. van Barneveld
                                       ---------------------------------------
                                       H. van Barneveld
                                       General Manager Corporate Control
                                        & Finance





Dated: November 26, 2002


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